--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                          New Horizon Kids Quest, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   645511 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

---------------------                                      ---------------------
CUSIP No. 645511 10 6                  13G                   Page 2 of 5 Pages
---------------------                                      ---------------------

------ -------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jay L. Bennett
------ -------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
------ -------------------------------------------------------------------------
   3     SEC USE ONLY


------ -------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------ -------------------------------------------------------------------------
                   5     SOLE VOTING POWER

                         325,700
    NUMBER OF   ------ ---------------------------------------------------------
     SHARES        6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH      ------ ---------------------------------------------------------
    REPORTING      7     SOLE DISPOSITIVE POWER
     PERSON
      WITH               325,700
                ------ ---------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         0
------ -------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         325,700
------ -------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         X
------ -------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%
------ -------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
------ -------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

Item 1.

     (a)  Name of Issuer:

          New Horizon Kids Quest, Inc.

     (b)  Address of Issuer's Principal Executive Office:

          13705 First Avenue North
          Plymouth, MN 55441

Item 2.

     (a)  Name of Person Filing:

          Jay L. Bennett

     (b)  Address of Principal Business Office:

          701 Fourth Avenue South, Suite 700
          Minneapolis, MN 55415

     (c)  Citizenship:

          U.S.A.

     (d)  Title of Class of Securities:

          Common Stock, $.01 par value

     (e)  CUSIP Number:

          645511 10 6

Item 3.   Not Applicable.

Item 4.   Ownership

     (a)  Amount beneficially owned as of December 31, 1997:

          325,700

          The number of shares beneficially owned includes (i) 310,700 held directly, (ii) 15,000 which Mr. Bennett has the right to acquire pursuant to the exercise of stock options under the New Horizon Kids Quest, Inc. 1995 Directors' Stock Option Plan.

     (b)  Percent of Class:

          9.9%

     (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or direct the vote:

                325,700

          (ii)  shared power to vote or direct the vote:

                0

          (iii) sole power to dispose or direct the disposition of:

                325,700

          (iv)  shared power to dispose or to direct the disposition of:

                0

Item 5.   Not Applicable.

Item 6.   Not Applicable.

Item 7.   Not Applicable.

Item 8.   Not Applicable.

Item 9.   Not Applicable.

Item 10.  Not Applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 1999


                                        By: /s/ Jay L. Bennett
                                            -----------------------------------
                                            Jay L. Bennett

                                    EXHIBIT A

                            To Form 13G (Individuals)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

===================================   ========================   ==============
  Record Owner's Relationship           Record Owner's Type        Number of
  to Reporting Person                   of Ownership               Shares
-----------------------------------   ------------------------   --------------
  Reporting person's children           Indirect                   9,000
-----------------------------------   ------------------------   --------------
  New Horizon Enterprises, Inc.,        Indirect                   Option to
  a corporation of which the                                       purchase
  reporting person is a director                                   100,000
  and shareholder                                                  shares
===================================   ========================   ==============

These shares are not reported in Item 4(a) and are noted here for information.